Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Home Depot, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of The Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia

June 27, 2008